UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

PC Group, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

 (Title of Class of Securities)

70455G 107

 (CUSIP Number)

Peter A. Asch
2 Tigan Street
Winooski, Vermont 05404
802-655-2200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

* See explanatory note

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70455G 107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Asch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 774,560
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 774,560
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.86%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 70455G 107	Page 3 of 5 Pages

Explanatory Note: This Schedule 13D is being amended to reflect a material change in the percentage of the shares of the Issuer’s common stock previously reported as beneficially owned by the Reporting Person as a result of a reduction in the number of outstanding shares of the Issuer’s common stock.  The reduction has occurred primarily as a result of the Issuer’s stock repurchase program pursuant to which the Issuer acquired 3,715,438 shares since January 2008.

The Schedule 13D filed on February 2, 2007 (the “Schedule 13D”) by Peter A. Asch (the “Reporting Person”) with respect to shares of common stock, par value $.02 per share, of PC Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), is hereby amended by this Amendment  No. 1 to the Schedule 13D (the “Amendment No. 1”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.

The response to (ii) of Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(ii)       Address of the Principal Executive Offices of Issuer: 419 Park avenue South, Suite 500, New York, NY 10016.”

Item 3. Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The shares of Common Stock reported as acquired in Section 5(c) of this Amendment were acquired with the personal funds of the Reporting Person in the aggregate amount of $33,923.

Item 5.   Interest in Securities of the Issuer.

The response to (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b).  The Reporting Person beneficially owns and has the sole power to direct the voting and disposition of 774,560 shares of Common Stock, which includes (i) 707,893 shares of Common Stock; and (ii) presently exercisable options to purchase 66,667 shares of Common Stock at an exercise price of $4.20 per share (excludes unvested options to purchase 133,333 shares of Common Stock  at an exercise price of $4.20 per share, which vest in two equal annual consecutive tranches commencing on January 23, 2010).

SCHEDULE 13D

CUSIP No. 70455G 107	Page 4 of 5 Pages

The 774,560 shares of Common Stock reported as beneficially owned by the Reporting Person constitutes approximately 9.86% of the Issuer’s outstanding shares of Common Stock (the percentage of shares owned being based upon and aggregate of 7,855,441 shares of Common Stock outstanding, which represents the sum of (i) 7,788,774 shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August  6, 2009 and (ii) 66,667  shares acquirable by the Reporting Person under presently exercisable options).

The response to (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

(c)           Except as set forth below, no transactions in the shares of the Issuer’s Common Stock have been effected by the Reporting Person during the last 60 days. Each of the following transactions was made in a broker’s transaction in the open market. Prices do not include brokerage commissions.

Date	Number of Shares	Price Per Share
May 28, 2009	10,732	$0.5795
May 29. 2009	36,905	$0.58
June 10, 2009	5,200	$0.6094
August 18, 2009	5,200	$0.6019

SCHEDULE 13D

CUSIP No. 70455G 107	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2009	/s/ Peter A. Asch
Peter A. Asch
Reporting Person